FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, January 13, 2009

FAIRFAX REMINDS NORTHBRIDGE SHAREHOLDERS OF EXPIRY OF PRIVATIZATION OFFER TODAY AT 5:00 P.M.

(Note:  All dollar amounts in this press release are expressed in Canadian dollars)

TORONTO, Ontario, January 13, 2009 - Fairfax Financial Holdings Limited (TSX and NYSE: FFH) wishes to remind all Northbridge shareholders that the offer made by Fairfax’s wholly-owned subsidiary to purchase all of the outstanding common shares of Northbridge not already owned by Fairfax and its affiliates at a price of $39.00 in cash per share expires today at 5:00 p.m. (Toronto time), unless the Offer is withdrawn or extended.

The Offer is subject to certain customary conditions, including that at least 50.1% of the shares outstanding (on a fully diluted basis) other than those beneficially owned by Fairfax and its affiliates have been tendered to the Offer at the time of expiry.  Based on the tenders received to date by the depositary for the Offer and provided such tendered shares are not withdrawn before the expiry, the minimum tender condition and all other conditions will have been met.  On successful completion of the Offer, Fairfax intends to take up and pay for the deposited shares as soon as practicable.

Shareholders requiring assistance to tender their shares should immediately contact:

Laurel Hill Advisory Group
North American Toll Free:  1-866-588-7131
Banks, Brokers and Financial Institutions Tel: (416) 637-4661
E-mail:  assistance@laurelhillag.com

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:      Greg Taylor, Chief Financial Officer, at (416) 367-4941

                        Media Contact
                        Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946